Exhibit 99.1
 Nayax Q4 and Full Year 2023 Earnings Presentation  Feb 28, 2024

 Important Disclosure  This presentation is intended to provide general information only and is not, and should not be considered, as an offer to purchase or sell the Company’s securities, or a proposal to receive such offers. In addition, this presentation is not an offer to the public of the Company’s securities. By attending or viewing this presentation, each attendee (“Attendee”) agrees that he or she (i) has read this disclaimer, (ii) is bound by the restrictions set out herein, (iii) is permitted, in accordance with all applicable laws, to receive such information, (iv) is solely responsible for his or her own assessment of the business and financial position of the Company and (v) will conduct his or her own analysis and be solely responsible for forming the Attendee's view of the potential future performance of the Company’s business.  The information in this presentation is provided for convenience only. It does not contain comprehensive information, but merely summary information in a condensed form. This presentation does not and is not intended to replace a careful inspection of the Company's Financial Statements and other public filings, as reported or will be reported to the Israeli Securities Authority and the Securities and Exchange Commission (the "Company's Reports"). In case of any inconsistencies between the information provided in this presentation and the Company's Reports, the latter will prevail. The information in this presentation is not a basis and should not be used as a basis for making any decisions in relation to the Company, including any decision to purchase securities of the Company. Any such decision should be based on the Company's Reports and following the receipt of appropriate professional advice. The information provided in this presentation is not, and should not be considered to be, a recommendation or an opinion of any kind in relation to an investment in the Company, whether legal, financial, tax, economic or otherwise. This presentation does not replace the need for a potential investor to collect and analyze further independent information for their due consideration. Every potential investor must obtain their own independent advice and guidance, in connection with a potential investment in the Company, including tax advice which takes into account the investor’s own tax position.  This presentation includes projections, guidance, forecasts, estimates, assessments and other information pertaining to future events and/or matters, whose materialization is uncertain and is beyond the Company’s control, and which constitute forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968). Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, expectations and evaluations relating to the Company’s business targets and strategy, the success of trials and the integration of the Company’s technology in various systems and industries, the advantages of the Company’s existing and future products, timetables regarding completion of the Company’s developments and the expected commencement of production, sales and distribution of the Company’s products and technology, the Company’s intentions in relation to various industries, the Company’s intentions in relation to the creation of collaborations and engagements in licensing agreements, production and distribution in various countries, and other statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro International, including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our “Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.  In addition, the presentation includes data published by various bodies, and data provided to the Company in the framework of cooperation engagements, concerning the industry, competitive position and the markets in which the Company operates, whose content was not independently verified by the Company, such that the Company is not responsible for the accuracy or completeness of such date or whether the data is up-to-date, and Company takes no responsibility for any reliance on the data.   Management estimates contained in this presentation are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.  In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this presentation contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects. Please refer to the Appendix for a definition of Adjusted EBITDA and for a reconciliation of Adjusted EBITDA to net income (loss).   The Company does not provide a reconciliation of forward-looking Adjusted EBITDA to IFRS net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as, finance expenses and Issuance and acquisition costs, used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS).   The Company does not confirm or undertake that the information appearing in this presentation is complete or accurate. The Company, its employees, officers and its shareholders will not be responsible for damages and/or losses which may arise as a result of the use of the information contained in this presentation. The Company is not responsible for any changes to the economic, financial or legal situation relating to the Company and its business. The Company does not undertake to update and/or change forecasts and/or evaluations included in the presentation in order that they will reflect events and/or circumstances which apply after the date of the presentation’s preparations. No persons have been authorized to make any representations regarding the information contained in this presentation, and if given or made, such representations should not be considered as authorized. The content of this presentation does not bind the Company or its managers and they have the right to change any item described in the presentation relating to the Company, at their sole discretion.  The Company and its licensors have proprietary rights to trademarks used in this Presentation. Solely for convenience, trademarks and trade names referred to in this Presentation may appear without the “®” or “™” symbols, but the lack of such references is not intended to indicate, in any way, that the Company will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks and trade names. This Presentation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners and are used for reference purposes only. Such use of other parties’ trademarks, trade names or service marks should not be construed to imply, a relationship with, or an endorsement or sponsorship of the Company by any other party.

 Yair Nechmad   CEO and Co-Founder  Today’s Speakers  Sagit Manor  CFO

 Company Overview

 Our Mission  Vending  Amusement   Self-Service Kiosks  Laundromats  Car Wash & Air Vac  Simplifying commerce and payments for retailers, driving growth while optimizing operations and enhancing consumer engagement

 Recurring revenue includes SaaS revenue and payment processing fees      Based on SaaS revenue and payment processing fees.            Retail Pro P&L figures are included for the first time in Q4 2023.  Nayax (Nasdaq & TASE: NYAX) Q4-23 at a Glance   Global offices  9  Customer YOY growth  53%  Revenue churn  3.4%  Markets with distributors  80+  Countries with devices  120+  Payment methods  80+  Currencies  50+  Managed and connected devices  1M  Dec. 2022 725K  End customers  72k  Dec. 2022 47k  Transactions processed  Dec. 2022 378m  511m  Recurring revenue(1)YoY growth   43%  Dollar-basednet retention rate(2)  144%   Global  Growth

 Orchestrating the Payment and Loyalty Challenges  Back Office / Operations  Data Analytics  Multiple Payment Method:  Omni-Channel  Unattended  In-store  Mobile  Reporting  Multiple Payment Currencies  Loyalty & Consumer Engagement  Consumers  Accounting  Inventory  Analytics  Cash flow management  Business trend  Online  Retailers

 Cashless Payments  Integrated POS  Driving Growth with One Complete Solutions for all Retailers   VPOS Touch  Nova Market  Actionable Management   Platform   Loyalty and Marketing  Finance  Manage everything for every retailers’ needs  Loyalty out of the box   Financing, payout and banking capabilities   Multiple POS options   Global acceptance of local payment options   Robust solution for numerous retail verticals   Complete electric vehicle charging and payment solutions   Multiple unattended retail verticals  Energy & Mobility  Hospitality & Retail  Automated &Self Service

 Nayax’s platform increases sales & decreases costs  Telemetry and Software  Consumers  Omni-Channel Acceptance, Consumer Engagement & Loyalty    Increase Sales  Pricing  Remote Monitoring  Reporting Reconciliation  Dynamic Routing/ Inventory Management  Telemetry / IoT  Data Collection   Decrease Costs  Instant Refunds  In-Store  Discount  Loyalty and Marketing Programs  Cashless Acceptance  Integrated POS  Retailers  Suppliers

Bringing a Global Solution to the Local Market

Strong Track Record of Winning Clients

AVS, cafe+co, AIR SERV, PUREGYM, LAVAZZA, Dallmayr, FIVE STAR, COSTA COFFEE, Regus, InnoVative, canteen, Premier Food Service, PRIMO, TIBA Parking Systems, synergy

Retaining & Growing Customers

YoY Dollar-Based Net Retention Rate[1]



114%
124%
102%
137%
131%
144%
2018
2019
2020
2021
2022
2023

YoY Revenue Churn Rate



3.2%
3.0%
3.7%
2.6%
3.6%
3.4%
2018
2019
2020
2021
2022
2023

Low Customer Concentration



Q4 2023
Top 3, 13%
Top 4-10, 9%
Top 11-20, 5%
Top 21-50, 8%
SMB, 65%

Global Reach



Q4 2023
Europe 41%
North America 39%
Rest of the World 11%
Australia 9%

[1] Based on SaaS revenue and payment processing fees. See definition in the Appendix.
Retail Pro P&L figures are included for the first time in Q4.2023.

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 Recent Key Business Highlights  License granted for Nayax Financial services (NFS) from the UK FCA. We transferred all UK customers from our European license to NFS in line with regulation requirements.  Successful Customer Day in the UK   We started introducing Deferred Online functionality in readers on trains of the Deutsche Bahn (German Railways), huge benefit of increasing card acceptance and sales in tunnels and regions with bad cellular network reception.   Signed agreements with a few leading customers in several regions including:   One of Israel’s teachers' union  A leading football club in Europe  One of the largest food delivery companies in Israel  Launched pilots with four customers in Europe and Israel  Deployment of our EV payment solution for DC fast chargers at a major Las Vegas Casino   Nova market expansion with Vending Minnesota  Successful establishment of dedicated service center in Romania, reducing our technical support call and case times to our desired SLA.  Acquired Retail Pro International on Nov 30th, 2023. A dominant provider of retail solution for top leading fashion brands around the globe. Retail Pro have 80 distributors around the globe with years of experience in commerce.

 Strategy for Sustained Long-term Growth  Retain and grow with existing customers  Continue to innovate and develop new solutions  Win new large enterprise and SME customers globally  Pursue targeted and strategic M&A  Continue to expand internationally  Enter emerging, high-growth verticals  Nayax continues to execute its strategic growth plan while remaining focused on balancing top line growth and increase profitability

 Financial Overview

 Powerful business model built on solid recurring revenue  Source: company data  Multi Layers of Value Creation  ~60%  Recurring Revenue  Processing fee as % of transaction volume  Monthly Subscription Fee (SaaS) per connected POS  Purchase fee per sold connected POS  “Lock in”  Consistently growing recurring revenue base  Superior payment processing economics  2.5%+  Take Rate  Embedded Payment  Hardware  SaaS  Payments  Rapidly Growing Recurring Revenue Base

 Highlights  Q4 gross Profit grew 38% YoY  An increased shift to higher processing payment fees than SaaS revenue.   Highlights  Q4 Gross margin grew 56% YoY  The improvement is mainly attributed to hardware gross margin.  Highlights  Q4 recurring revenue grew by 40% YoY.  Primarily driven by continued strong payment processing fees with YoY growth of 55%. SaaS revenue grew 27% YoY.  Our Business Model is Working  Recurring Revenue: SaaS Revenue and Payment processing fees.   Retail Pro P&L figures are included for the first time in Q4.2023.  Highlights  Q4 revenue grew 31% YoY   As we continued to benefit from faster growing recurring revenue.  Gross Margin  Gross Margin  Strong Revenue Growth ($m)  High Recurring Revenue ($m) (1)  Gross Profit ($m)   Recurring Gross Profit ($m)   31%  CAGR 44%  CAGR 51%  40%  61%  57%  51%  49%  52%  38%  CAGR 40%  48%  47%  40%  33%  40%  35%  56%  CAGR 33%  37%

 Highlights  Q4 Adj. EBITDA grew 260% YoY   Positive $4.0 million in Q4 2023, a marked improvement of $6.5 million compared to negative $2.5 million in Q4 2022.  Depreciation and Amortization ($m)  Highlights  Q4 D&A grew 29% YoY   Increase in Q4 2023 YoY primarily due to investment in automation.  Highlights  Q4 SG&A grew 12% YoY   Reflects investment in talent acquisition, customer base expansion, and higher go-to-market expenses.  Highlights  Q4 R&D grew 21% YoY   Primarily due to our investment in talent acquisitions.   Improved Profitability from Moderating Expenses and Higher Operating Efficiencies  (1)  Excluding share-based compensation and Amortization  (2) For historical years comparison (2020-2023), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021,  Adjusted EBITDA for Q4 2022 and  Q4 2023 improved to $1M and $6.4M respectively.  R&D Expense ($m) (1)  SG&A Expense ($m) (1)   Adjusted EBITDA ($m) (2)  21%  12%  260%  29%

 Consistent Track Record Of Expanding Footprint  Highlights  Q4 2023 reflects momentum in customer base, with YoY growth of 52%, across all geographies including 7,500 Retail Pro Customers.  Significantly increasing and retaining customer base with high net retention rate at 144% and low churn rate at 3.4%  Number of Customers (thousands)  Number of Managed and Connected Devices (thousands)  Highlights  Reaching another record number of  1,044,000 managed and connected devices across all geographies including 130,000 devices of Retail Pro  Grew by 44% YoY  CAGR 57%  Retail Pro P&L figures are included for the first time in Q4.2023.  CAGR 41%

 Global Cashless Payment Trends Driving Transactions  Transaction value ($m)  Highlights  43% Growth in Q4 2023 YoY  Growth across all geographies driven by consumer behavior trends, and increased transactions processed from our expanding, global customer base  Number of Transactions (millions)  Highlights  35% Growth in Q4 2023 YoY  Growth across all geographies with our strong customer expansion as well as shift in customer behavior toward cashless payments  Retail Pro P&L figures are included for the first time in Q4.2023.  35%  CAGR 58%  43%  CAGR 68%

 2024 Outlook  (1) The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events. Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).  Metric  FY 2024  Revenue (constant currency) from   Organic and Inorganic  $325m - $335m  Revenue Growth YoY  At least 38%  Hardware margins  25%-27%  Adjusted EBITDA   $30m - $35m  Free Cash Flow  Positive   Guidance Assumptions  Customer demand continues to be strong  Assumes no material changes in macroeconomic conditions

 Summary  Founder-led mentality with a mission and performance culture.  Growth exposure to large and underpenetrated global markets for cashless payment adoption and secular tailwinds driving growth in our core unattended market.  Ability to expand total addressable market and drive additional SaaS revenue from our emerging growth engines.   Diverse business model across revenue, customer and geography with high recurring revenue.  Seasoned management team with deep Payment industry experience.  Accelerated path to profitability driven by revenue outperformance and focused cost management.

 Looking ahead, we remain excited about our strong long-term growth drivers and the large market opportunities ahead of us.   Our durable business model is demonstrated by our diverse customers, verticals and geographies. With strong secular tailwinds and with our high net revenue retention rate, we believe we have a clear opportunity to drive revenue growth in the future.  Mid-Term and Long-Term Outlook  Mid-Term Outlook   Revenue Growth  Reaffirming mid-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.  Growth Drivers  Customer growth, market penetration, continued expansion of our integrated payments platform as well as our growth engines.  Guidance as of February 28, 2024. Any usage of slide on a subsequent date does not constitute guidance re-confirmation as of such subsequent date. Refer to Cautionary Statement for a discussion of factors that could cause actual results to differ materially from outlook. Mid-term defined as over the next 3-5 years.   Long-Term Outlook   Revenue Growth  Reaffirming long-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.  Gross Margins  Target of 50%  Main drivers: providing leasing options for IoT POS, growing SaaS revenue and payment processing fees and services offering through our growth engine initiatives.  Adjusted EBITDA  Target of 30%.

 Appendix

 Highlights  16% Reduction   YOY in Q4 2023   Primarily due to reduction in capitalized development expenditure  CAPEX Breakdown   Capex ($m)  Retail Pro P&L figures are included for the first time in Q4.2023.  16%

 IFRS to Non-IFRS  Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE and (ii) expenses incurred in connection with our listing on Nasdaq in September 2022  Share of loss of equity method investee is related to our 2021 investment in Tigapo.      Retail Pro P&L figures are included for the first time in Q4.2023.  The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.    Quarter ended as of   (U.S. dollars in thousands)    Dec 31, 2023  Dec 31, 2022  Loss for the period  (3,292)  (7,513)  Finance expense, net  932  132  Tax expense   346  7  Depreciation and amortization   3,503  2,731  EBITDA   1,489   (4,643)   Expenses in respect of share-based compensation  1,763  1,747   Non-recurring issuance and acquisition costs (1)  444  100   Share of loss of equity method investee (2)  311  295  ADJUSTED EBITDA   4,007   (2,501)

 Historical 2021-2023 IFRS to Non-IFRS  Consists primarily of (i) fees and expenses, other than underwriter discount and commissions, incurred in connection with our May 2021 initial public offering on the TASE and (ii) expenses incurred in connection with our listing on Nasdaq in September 2022.  Share of loss of equity method investee is related to our 2021 investment in Tigapo.     Retail Pro P&L figures are included for the first time in Q4.2023.  The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.   Year ended as of    (U.S. dollars in thousands)    Dec 31, 2023   Dec 31, 2022  Dec 31, 2021  Loss for the period  (15,887)  (37,509)  (24,769)  Finance expense, net   2,288   3,020   1,655  Tax expense   1,215  451  632  Depreciation and amortization    12,505    9,028    7,198   EBITDA   121   (25,010)    (15,284)   Expenses in respect of share-based compensation  6,027  8,747  8,850   Non-recurring issuance and    acquisition costs (1)  444  1,790  1,879   Share of loss of equity method    investee (2)  1,555  1,794  538  ADJUSTED EBITDA   8,147   (12,679)   (4,017)

Key Definitions

Managed and Connected
Devices that are operated by our customers.

End Customers
Customers that contributed to Nayax revenue in the last 12 months.

Recurring Revenue
SAAS revenue and payment processing fees.

Revenue Churn
The percentage of revenue lost as a result of customers leaving our platform in the last 12 months.

Existing Customer Expansion
Revenue generated within a given cohort over the years presented. Each cohort represents customers from whom we received revenue for the first time, in a given year.

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

Dollar-based net retention rate
Measured as a percentage of revenue from returning customers in a given year as compared to the revenue from such customers in the prior year, which reflects the increase in revenue and the rate of losses from customer churn.

Constant Currency
Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

Nayax 26

Thank you!  IR Contact:  Aaron Greenberg   Chief Strategy Officer  Aarong@nayax.com  Virgineas@nayax.com  Virgineas@nayax.com  Website:  Ir.nayax.com